J.P.Morgan

18 month EEM capped BREN

   

OVERVIEW

May be appropriate for investors anticipating moderate appreciation in the Index during the term of the note and those seeking to enhance returns through leverage within the specified range of performance in exchange for a maximum return. Downside market out performance relative to the Index Fund is achieved by virtue of the Buffer.

The payment at maturity references the Index directly and is not subject to any tracking error at maturity.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000
Index:	iShares MSCI Emerging Markets Index Fund
Upside Leverage Factor:	1.5
Maximum Total Return:	14%-18%*
Buffer Amount:	10%
Ending Index Level:	The index closing level on the Observation Date.
Initial Index Level	The index closing level on the Pricing Date
Pricing Date:	May 28, 2013
Observation Date:	November 24, 2014
Maturity Date:	November 28, 2014
CUSIP:	48126D3J6
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109213003845/e53447fwp.htm

For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, see the hyperlink above.

Return Profile

If the ending Index Fund level is greater than its initial level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Fund return multiplied by the Upside Leverage Factor, subject to the Maximum Total Return on the notes.

If the Ending Index Fund Level is equal to or greater the Initial Index Fund Level by up to the buffer amount, you will receive the principal amount of your notes at maturity. If the Index Fund declines from its initial level by greater than the Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Index has declined beyond the buffer.

* To be determined on the Pricing Date, but not less than 14%

** Reflects a Maximum Total Return of 14% for illustrative purposes and assumes a $1,000 investment

Hypothetical Returns**



Buffered Return Enhanced Notes Linked to the iShares MSCI Emerging Markets Index Fund Total Return at Maturity

Index Fund Return	Note Return	Payment at Maturity
70.00%	14.00%	$1,140
50.00%	14.00%	$1,140
40.00%	14.00%	$1,140
15.00%	14.00%	$1,140
12.00%	14.00%	$1,140
9.33%	14.00%	$1,140
5.00%	7.50%	$1,075
0.00%	0.00%	$1,000
-10.00%	0.00%	$1,000
-15.00%	-5.00%	$950
-30.00%	-20.00%	$800
-40.00%	-30.00%	$700
-100.00%	-90.00%	$100

**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.









J.P.Morgan

18 month EEM capped BREN

North America Structured Investments

Selected Benefits

•Diversified exposure to emerging equity markets through the iShares MSCI Emerging Markets Index Fund.

•Provides enhanced or leveraged equity returns, subject to the Maximum Total Return at maturity.

• You are entitled to repayment of principal in full at maturity, even if the Index declines by up to the Buffer Amount.

• Minimum denomination of $1,000 and integral multiples in excess thereof.

• Potential for Long Term Capital Gains tax treatment if held longer than one year.

Selected Risks

• Your investment in the notes may result in a loss.

• Payment on the notes at maturity is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

• Your maximum gain on the notes is limited to the Maximum Total Return.

• If the Index declines from its initial level by more than 10%, you could lose up to $900 for each $1,000 note.

• No Interest payments, dividend payments or voting rights.

•The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

•JPMS' estimated value does not represent future values and may differ from others' estimates.

• The value of the notes which may be reflected in customer account statements may be higher than JPMS' current estimated value for a limited time period.

•Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

•Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf